EXHIBIT (b)

BEAR, STEARNS & CO. INC.
245 Park Avenue
New York, New York 10167

BEAR STEARNS CORPORATE LENDING INC.
245 Park Avenue
New York, New York 10167

April 30, 2001

General Dynamics Corporation
Senior Credit Facility
Commitment Letter

General Dynamics Corporation
3190 Fairview Park Drive
Falls Church, VA 22042-4523

Attention:	Mr. Michael Mancuso
SVP/Chief Financial Officer

Ladies and Gentlemen:

      You have advised Bear, Stearns & Co. Inc. (“Bear Stearns”) and Bear Stearns Corporate Lending Inc. (“BSCL”) that General Dynamics Corporation, a Delaware corporation (the “Borrower”), intends to acquire all of the capital stock of Newport News Shipbuilding Inc. (the “Target”) for $67.50 per share in an all-cash acquisition (the “Acquisition”). We further understand that the aggregate cash purchase price, including fees, expenses and assumed debt will be approximately $2,840,000,000. References herein to the “Transaction” shall include the financings described herein and all other transactions related to the Acquisition. You have further advised Bear Stearns that you intend to finance the acquisition through a combination of syndicated loan facilities (to be arranged prior to closing the Acquisition), the issuance of commercial paper and the issuance of debt securities. Bear Stearns is highly confident that you will have access to a combination of these markets to satisfy the funding requirement related to the Acquisition.

      To support you in advance of your arranging the above intended financings, BSCL is pleased to advise you of its commitment to provide a 364-day senior revolving credit facility in an amount up to $3,000,000,000 (the “Facility”) to finance the Acquisition, upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”); provided that the aggregate amount of BSCL’s commitment hereunder shall be reduced by an amount equal to the sum of (i) the aggregate amount of any debt securities (excluding commercial paper up to the aggregate amount of committed bank financings available to the Borrower) issued by the Borrower or any of its subsidiaries after the date hereof and (ii) the aggregate amount in excess of $1,400,000,000 of any bank financing available to the Borrower or any of its subsidiaries after the date hereof, including, without limitation, the amount of any commitments to provide such bank financing. BSCL’s commitment hereunder and Bear Stearns’ agreement to perform the services described herein are subject to:

(a) the negotiation, execution and delivery of a satisfactory amendment to this Commitment Letter (the “Amended Commitment Letter”) within three months after the date hereof, which shall include a definitive term sheet relating to the Facility containing such terms and conditions (including those related to fees and interest rates) as shall be negotiated between BSCL and the Borrower and as shall be satisfactory to BSCL and the Borrower and

(b) the negotiation, execution and delivery of definitive documentation with respect to the Facility satisfactory to Bear Stearns and its counsel (the “Closing Date”) within one month after the date of the Amended Commitment Letter.

      It is agreed that Bear Stearns will act as the sole and exclusive advisor, lead arranger and bookrunner for the Facility, and that Bear Stearns will, in such capacity, perform the duties and exercise the authority customarily performed and exercised by it in such role. You agree that no other agents, co-agents, lead arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Facility, unless you and we shall so agree.

      Following the negotiation of the Amended Commitment Letter, we reserve the right to syndicate the Facility to a group of financial institutions selected by Bear Stearns in consultation with you and you agree actively to assist Bear Stearns in completing a satisfactory syndication. Bear Stearns and BSCL shall be entitled, after consultation with you, to change the terms and conditions of the Facility established pursuant to the second paragraph of this Commitment Letter if Bear Stearns determines that such changes are advisable to insure, in Bear Stearns’ judgment, a successful syndication of the Facility; provided that the total amount of the Facility remains unchanged. BSCL’s commitment hereunder is subject to the agreements in this paragraph. The agreements in this paragraph shall survive the closing of the Facility.

      BSCL’s commitment hereunder and Bear Stearns’ agreement to perform the services described herein are also subject to (a) our satisfaction that there shall not have occurred or become known to us any event, development, condition or circumstance that has had or could reasonably be expected to have a material adverse effect on the Transaction or on the business, assets, property, condition (financial or otherwise), results of operations or prospects of the Borrower and its subsidiaries, taken as a whole, or the Target and its subsidiaries, taken as a whole, (b) our not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) affecting the Borrower, the Target or the Transaction that in our judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) our satisfaction that all filings related to governmental and regulatory approvals necessary with respect to the Acquisition have been made, (d) our satisfaction that after the date of the Amended Commitment Letter and prior to the Closing Date of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or the Target or an affiliate thereof, and (e) your compliance with your covenants and agreements with us in respect of the Transaction and the correctness of your representations and warranties to us in connection therewith.

      You agree (a) to indemnify and hold harmless Bear Stearns, BSCL, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an “Indemnified Person”) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal or other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (whether or not in connection with litigation in which any of the Indemnified Persons is a party) directly or indirectly, caused by, relating to, based upon, arising out of or in connection with (i) the Transaction, (ii) this Commitment Letter or the Facility, or (iii) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions in, information furnished by the Indemnifying Party or any of its subsidiaries or affiliates to any of the Indemnified Persons or any other person in connection with the Transaction or the Commitment Letter, provided, however, such indemnity agreement shall not apply to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of any of the Indemnified Persons and (b) to reimburse Bear Stearns, BSCL and their affiliates on demand for all out-of-pocket expenses (including syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No Indemnified Person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with the Facility.

      This Commitment Letter shall not be assignable by you without the prior written consent of Bear Stearns and BSCL (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Bear Stearns and BSCL. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter is the only agreement that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

      The reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or BSCL’s commitment hereunder.

      If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on May 2, 2001. BSCL’s commitment and Bear Stearns’ agreements herein will automatically expire at such time in the event Bear Stearns has not received such executed counterparts in accordance with the immediately preceding sentence.

      Bear Stearns and BSCL are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

BEAR, STEARNS & CO. INC

By: /s/ Keith C. Barnish Name: Keith C. Barnish Title: Senior Managing Director

BEAR STEARNS CORPORATE LENDING INC

By: /s/ Keith C. Barnish Name: Keith C. Barnish Title: Senior Managing Director

Accepted and agreed to as of the date first written above by:

GENERAL DYNAMICS CORPORATION

By: /s/ David H. Fogg Name: David H. Fogg Title: Vice President and Treasurer